FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Regalito Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X       Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _______  No: :    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP.

"Robert Pirooz"

Dated:

October 20, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Chief Executive Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

October 20, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on October 20, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Regalito Copper Corp. announces that it has acquired 239.5 liters per second of water rights approximately 38 kilometers from its Regalito copper leach project in Chile.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce that it has acquired 239.5 liters per second of water rights approximately 38 kilometers from its Regalito copper leach project in Chile.  The acquisition also includes surface flow rights and a significant land position comprising 7 kilometers of river frontage encompassing the wells and the land necessary for the development of infrastructure to support the pumping of water to the mine site.  The water rights will be acquired for annual cash payments over a three year period.

The Regalito property represents the largest undeveloped leachable copper deposit globally, consists of approximately 46,000 hectares of mineral rights, and contains the second largest reported copper discovery in Chile since 1996.  The property is located in Chile’s 3rd Region, approximately 115 kilometers southeast of Copiapo, a large mining center.  In January 2005, an independent NI 43-101 compliant resource estimate was completed that defined measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper.  The Company is currently evaluating the merits of developing a 150,000 tonne per year cathode copper mining and leaching operation.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

1550-625 Howe Street, Vancouver, B.C.  Canada  V6C 2T6

tel. 604.687-0407  Fax.  604.687-7041

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

CEO

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 20th day of October, 2005.

“Signed”
Robert Pirooz CEO